EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

June 10, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Class action against DBS - Update (Settlement)

Following previous reports on this matter, first reported on June 11, 2014, on June 6, 2019, Bezeq received an update from DBS Satellite Services (1998) Ltd. (“DBS”) regarding the class action and the request to certify is as such against DBS in the matter of alleged installation of electricity-powered equipment (satellite dishes and other equipment) in condominiums without the consent of tenants, and charging for electricity both tenants that are customers of DBS and tenants who are not. On June 6, 2019, DBS reported that it reached a settlement with the petitioners to the cost of NIS 4 million to be paid by DBS. In the settlement, it was also established that DBS will act to inform future condominiums on the cost of electricity in the buildings and will allow them to disconnect their receiver equipment from the shared electricity source.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.